SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 12, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Communications Department
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM
Publicly-held Company	Publicly-held Company
Corporate Taxpayers' Id. (CNPJ/MF):	Corporate Taxpayers' Id. (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Company Registry (NIRE): 53 3 0000622-9	Company Registry (NIRE): 53 3 0000581-8

NOTICE TO THE MARKET

Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) (jointly “Brasil Telecom”), in compliance with Instruction 358 of the Securities and Exchange Commission of Brazil (CVM), hereby announce that at the full session held on December 10, 2008, the Brazilian antitrust authority Conselho Administrativo de Defesa Econômica (“CADE”), approved the Agreement for Maintenance of the Reversibility of Operation (Acordo de Preservação de Reversibilidade da Operação – “APRO”) relating to the acquisition of control of Brasil Telecom by Telemar.

According to the APRO entered into with CADE, Telemar Norte Leste S.A. and Brasil Telecom S.A. should submit for CADE's analysis the new authorizations obtained from the National Telecommunications Agency (Agência Nacional de Telecomunicações – “ANATEL”) to explore the frequency ranges associated with WiMax, 3G, and MMDS in any Region of General Concession Plan (“PGO”).

Telemar and Brasil Telecom also agreed to maintain the broadband internet access providers iG and Oi Internet as independent business units till the final decision on the operation is given.

APRO also establishes Telemar's commitment to maintain a free dial-up internet access provider in all the municipalities in which Oi Internet, iG or Ibest already provide this service free of charge.

APRO is valid as of now, with the agreement provisions that ensure the complete autonomy of the companies till ANATEL's prior authorization naturally remaining unchanged.

Brasília, December 12, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.